EXHIBIT 21.1

GrubHub Inc.

List of Subsidiaries

(as of February 19, 2016)

Subsidiary	Jurisdiction
GrubHub Holdings Inc.*	Delaware
DiningIn LLC	Delaware
Restaurants on the Run, LLC	Delaware
MealPort USA LLC**	Delaware
Slick City Media, Inc.***	New York
Seamless Europe, Ltd.	United Kingdom

* GrubHub Holdings Inc. does business as GrubHub, Seamless and AllMenus.

** MealPort USA LLC does business as Delivered Dish.

*** Slick City Media, Inc. does business as MenuPages.